

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Mr. Hajime Abe
President and Chief Executive Officer
TOA Holdings, Inc.
C/O Toa Shoko, 1-1-36, Nishiawaji
Higashiyodogawa-ku Osaka 533-0031, Japan

> **Re: TOA Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 7, 2014**
> **File No. 333-192388**

Dear Mr. Abe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 27

1.   We note your response to prior comment 3 and reissue it in part. Please revise your disclosure in the prospectus to clarify why you have made an advance payment that is treated as a "loan" to Mr. Abe's in the amount of $37,646 for "trade receivables" that are due to you.

Notes to Financial Statements

Note 6 – Subsequent Events, page F9

2.   We are re-issuing prior comment 4 as we do not understand your response to our prior comment. If you would like to discuss your response, please contact us at your earliest convenience.

<u>Exhibits 23.1 and 23.2</u>

3. We note the date of your consents is March 26, 2014. Please monitor the need to file currently dated consents with each amendment to your registration statement. Refer to Item 601(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief